INDEPENDENT ACCOUNTANTS' REPORT
                         -------------------------------


To the Board of Directors of
UMB Scout Money Market Fund, Inc. - Federal Portfolio,
UMB Scout Money Market Fund, Inc. - Prime Portfolio
    and
the Securities and Exchange Commission:

RE:  UMB Scout Money Market Fund, Inc. - Federal Portfolio
     UMB Scout Money Market Fund, Inc. - Prime Portfolio
     Form N-17f-2
     File Number 811-3528


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of September 30, 2002. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

    Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2002, with respect to securities of UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO, without prior notice to management:

o Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants Trust Company and Brown Brothers Harriman & Co. in book entry form;

o Reconciliation of all such securities to the books and records of the Company and the Custodian;

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

    We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

    In our opinion, management's assertion that UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

    This report is intended solely for the information and use of management of UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                /s/ BKD, LLP


Kansas City, Missouri
December 3, 2002

                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

-------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                            Date examination completed:

    811-3528                                                      September 30, 2002
-------------------------------------------------------------------------------------------

2. State Identification Number:
-------------------------------------------------------------------------------------------

AL  *           AK  02 02191   AZ  8466         AR             CA  504-5889  CO
                                                85-M1012-02                  IC-91-02-935
-------------------------------------------------------------------------------------------

CT  214194      DE  5513       DC  60012559     FL  *          GA  SC-1505   HI  *
-------------------------------------------------------------------------------------------

ID  48842       IL  0149900    IN  85-0335IC    IA  I-26312    KS            KY  M34790
                                                               83S0000723
-------------------------------------------------------------------------------------------

LA  78046       ME  MF-R       MD  SM19 980023  MA  02027308   MI  935638    MN  R-28088.1
                2-7987
-------------------------------------------------------------------------------------------

MS              MO  Q-MT-1282  MT  9203         NE  22646      NV  *         NH  *
MF-98-01-003
-------------------------------------------------------------------------------------------

NJ  MF-0645     NM  338748     NY  S 28-88-54   NC  *          ND  U558      OH  32205
-------------------------------------------------------------------------------------------

OK  SE-2049031  OR  2001-1465  PA  87-08-113MF  RI  *          SC  MF11226   SD  10198
-------------------------------------------------------------------------------------------

TN  RM02-2095   TX  C          UT  006-6364-13  VT  1/16/98-19 VA  2609      WA  60019820
                39436-003-10
-------------------------------------------------------------------------------------------

WV  MF-24126    WI  341389-03  WY  20516        PUERTO RICO
-------------------------------------------------------------------------------------------

Other (specify):
 * Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)
--------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement: UMB Scout Money Market Fund, Inc. - Federal Portfolio
--------------------------------------------------------------------------------
4.  Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233
--------------------------------------------------------------------------------

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
------------------
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
----------
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

            THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

-------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                            Date examination completed:

    811-3528                                                      September 30, 2002
-------------------------------------------------------------------------------------------

2. State Identification Number:
-------------------------------------------------------------------------------------------

 AL *            AK  02 02192   AZ  8467         AR             CA  504-5889  CO
                                                 85-M1012-01                  IC-91-02-935
-------------------------------------------------------------------------------------------

 CT 214193       DE  5514       DC  60012560     FL  *          GA  SC-1505   HI *
-------------------------------------------------------------------------------------------

 ID 48843        IL  0149900    IN  85-0335IC    IA   I-26311   KS            KY M34790
                                                                98S0001427
-------------------------------------------------------------------------------------------

 LA 78046        ME  MF-R       MD  SM19 980022  MA  02027309   MI  935639    MN R-28088.1
                 2-7988
-------------------------------------------------------------------------------------------

 MS MF-98-01-008 MO  Q-MT-1282  MT  33721        NE 11062       NV  *         NH *
-------------------------------------------------------------------------------------------

 NJ MF-0645      NM  338749     NY  S275320      NC  *          ND  U559      OH 32205
-------------------------------------------------------------------------------------------

 OK SE-2049032   OR  2001-1465  PA  87-08-113MF  RI  *          SC  MF11227   SD 10199
-------------------------------------------------------------------------------------------

 TN RM02-2095    TX  C          UT  006-6364-13  VT  1/16/98-18 VA  2609      WA 60019821
                 39437-003-10
-------------------------------------------------------------------------------------------

 WV MF-24127     WI  341388-03  WY  20516        PUERTO RICO
-------------------------------------------------------------------------------------------

Other (specify):
 * Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)
--------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement: UMB Scout Money Market Fund, Inc. - Prime Portfolio
--------------------------------------------------------------------------------
4.  Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233
--------------------------------------------------------------------------------

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
------------------
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
----------
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
               -------------------------------------------------
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
            --------------------------------------------------------


    We, as members of management of UMB Scout Money Market Fund, Inc. - Federal Portfolio and UMB Scout Money Market Fund, Inc. - Prime Portfolio (the "Company"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2002 and from June 30, 2002 through September 30, 2002.

    Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002 and from June 30, 2002 through September 30, 2002, with respect to securities reflected in the investment account of the Company.



UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO
UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO


By /s/Larry Schmidt
   ----------------------------------------
      Larry Schmidt, Senior Vice President